MIND CTI Press Release
For Immediate Release

                       MIND Reports First Quarter Results


       Company Confronts Telecom Slowdown; Diversifies Product Portfolio; Revenue for Year 2001 Expected to be 10% Higher than Year 2000 Revenue

Yoqneam, Israel, April 23, 2001--MIND CTI Ltd. (NASDAQ: MNDO), a leading provider of billing and customer care solutions for voice, data and additional IP Services, today reported results for the first quarter ended March 31, 2001 and will provide guidance for the fiscal year 2001 during the conference call scheduled for April 24, 2001.

Revenue for the first quarter of 2001 was $2.6 million compared with $3.2 million in the first quarter of 2000. Net loss for the quarter ended March 31, 2001 was $1.1 million, or $0.05 loss per share, down from a profit of $0.5 million, or $0.03 pro forma earnings per share in the comparable period in 2000 (or $0.42 loss per share incurred in the first quarter of 2000, including the effect of non-cash charges).

Monica Eisinger, President and CEO, commented on the results: "We have maintained our market share in our traditional segments and are continuing in our efforts to diversify through our first acquisition, which positions us in the wireline and wireless billing industry. At the same time, the financial markets' downturn and the worldwide economic slowdown had a negative impact on capital spending in the telecommunications market. Towards the end of the first quarter, we experienced a drastic change in the expenditure patterns of both our existing as well as potential customers. The economic uncertainty caused incumbent operators to defer project implementation in all stages of the business cycle, and the acute lack of financing experienced by new operators delayed the launch of services."

"With our proven technology, a large diversified customer base and our strong team, as well as with existing cash of $41.2 million, we are confident in our ability to overcome the present market conditions, build the organization to meet the changing market needs as they develop and emerge as a stronger company," added Eisinger.

Revenue for year 2001 is expected to be at least $17 million, an increase of 10% over revenue reported for fiscal year 2000. Net loss for fiscal year 2001 is expected to be approximately $1.9 million, or $0.09 loss per share.

CONFERENCE CALL
As a reminder, MIND CTI will be hosting a conference call on April 24, 2001 at 10:00 a.m. EST to discuss the Company's first quarter results and its guidance for the fiscal year 2001. To participate in the conference call, callers should call at least five minutes before the scheduled time and dial either +1-972-389-9805 (international callers) or 1-800-624-6265 (US & Canada callers). The passcode number is 00373.

About MIND
MIND provides billing and customer care, accounting and management solutions for VoIP, data and additional IP based services, wireless and wireline communications. Our billing and customer care solutions service millions of subscribers worldwide and enable service providers to speedily provision, rate and deploy new services. MIND provides sales and support to its worldwide customer base from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.


For more information please contact:
Sharon Litmanovich
MIND CTI Ltd.
+972-4-993-6636
1-888-270-4056
investor@mindcti.com

Michelle Melamed
MIND CTI Inc.
1-888-838-MIND
michelle@usmind.com


                               (tables to follow)

                                MIND C.T.I. LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 March 31
                                                            ------------------  December 31,
                                                              2001       2000       2000
                                                            -------    -------  ------------
                                                                (Unaudited)      (Audited)
                                                            ------------------  ------------
                                                                   U.S. $ in thousands
                                                            --------------------------------
                          A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                               41,205     16,473     43,373
    Short-term investments                                                134        103
    Accounts receivable:
       Trade                                                 4,885      2,550      5,589
       Other                                                   788        127      1,460
    Inventories                                                 20         35         20
                                                           -------    -------    -------
         T o t a l  current assets                          46,898     19,319     50,545
                                                           -------    -------    -------
INVESTMENT IN A COMPANY                                         93        -,-         93
                                                           -------    -------    -------
PROPERTY AND EQUIPMENT:
    Cost                                                     3,120      1,536      2,734
    L e s s - accumulated depreciation and
       amortization                                            931        482        792
                                                           -------    -------    -------
                                                             2,189      1,054      1,942
                                                           -------    -------    -------
OTHER ASSETS                                                 1,416        290        368
                                                           -------    -------    -------
         T o t a l  assets                                  50,596     20,663     52,948
                                                           =======    =======    =======
         Liabilities and shareholders' equity
            (net of capital deficiency)

CURRENT LIABILITIES -
    Accounts payable and accruals:
    Trade                                                      645        427        955
    Other                                                    1,829      2,818      2,901
    Declared dividend                                                   2,013
                                                           -------    -------    -------
         T o t a l  current liabilities                      2,474      5,258      3,856
ACCRUED SEVERANCE PAY                                          917        533        776
                                                           -------    -------    -------
         T o t a l liabilities                               3,391      5,791      4,632
                                                           -------    -------    -------
MANDATORILY REDEEMABLE
    CONVERTIBLE PREFERRED SHARES OF
    NIS 0.01 PAR VALUE                                                 20,778
                                                                      -------
MINORITY INTEREST                                               89                    89
                                                           -------               -------
SHAREHOLDERS' EQUITY
    (CAPITAL DEFICIENCY):
    Share capital                                               51         36         51
    Additional paid-in capital                              61,233      1,364     61,233
    Deferred stock compensation                               (433)      (880)      (453)
    Retained earnings (accumulated deficit)                (13,735)    (6,426)   (12,604)
                                                           -------    -------    -------
         T o t a l  shareholders' equity (capital
            deficiency)                                     47,116     (5,906)    48,227
                                                           -------    -------    -------
         T o t a l  liabilities and shareholders' equity
            (net of capital deficiency)                     50,596     20,663     52,948
                                                           =======    =======    =======

                                MIND C.T.I. LTD.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                Three months
                                               ended March 31        Year ended
                                           ----------------------   December 31,
                                             2001          2000          2000
                                           --------      --------   ------------
                                                 (Unaudited)           (Audited)
                                           ----------------------   ------------
                                                     U.S. $ in thousands
                                                   (except per share data)
                                           -------------------------------------
REVENUES                                      2,554         3,171        15,613
COST OF REVENUES                                523           423         2,193
                                           --------      --------      --------
GROSS PROFIT                                  2,031         2,748        13,420
RESEARCH AND DEVELOPMENT
    EXPENSES - net                            1,006           894         3,743
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling                                   1,809           809         4,714
    General and administrative                  933           363         1,823
NON-CASH COMPENSATION                            20            78           227
                                           --------      --------      --------
OPERATING INCOME (LOSS)                      (1,737)          604         2,913
FINANCIAL INCOME - net                          606            21         1,080
                                           --------      --------      --------
INCOME BEFORE TAXES ON INCOME                (1,131)          625         3,993
TAXES ON INCOME                                               144           245
                                           --------      --------      --------
NET INCOME (LOSS)                            (1,131)          481         3,748
ACCRETION OF MANDATORILY
    REDEEMABLE, CONVERTIBLE A
    PREFERRED SHARES TO
    MANDATORY REDEMPTION VALUE                             (6,672)       (8,894)
AMORTIZATION OF BENEFICIAL
    CONVERSION FEATURE OF
    REDEEMABLE CONVERTIBLE
    PREFERRED SHARES                                                     (7,223)
                                           --------      --------      --------
NET INCOME (LOSS) APPLICABLE TO
    ORDINARY SHARES                        $ (1,131)     $ (6,191)     $(12,369)
                                           ========      ========      ========
EARNINGS (LOSS) PER ORDINARY
    SHARE:
    Basic                                  $  (0.05)     $  (0.42)     $  (0.73)
                                           ========      ========      ========
    Diluted                                $  (0.05)     $  (0.42)     $  (0.73)
                                           ========      ========      ========
WEIGHTED AVERAGE NUMBER OF
    ORDINARY SHARES USED IN
    COMPUTATION OF EARNINGS
    (LOSS) PER ORDINARY SHARE -
    IN THOUSANDS:
    Basic                                    20,566        14,892        16,897
                                           ========      ========      ========
    Diluted                                  20,566        14,892        16,897
                                           ========      ========      ========